Exhibit 99.1

VANCOUVER, British Columbia, Jan. 20, 2022 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced the appointment of Ms. Kim Brink as Chief Revenue Officer, effective January 24th.

Ms. Brink brings over two decades of global agency and C-suite expertise to ElectraMeccanica.   Most recently, she was the Global Chief Operating Officer and Executive Committee Chair at GTB, a global leading marketing agency dedicated to Ford Motor Company and its retail dealers. Previously, Ms. Brink held senior marketing roles at NASCAR and General Motors. At General Motors, Ms. Brink was the lead Chevrolet marketing executive responsible for 20 vehicle launches including the Chevy Volt. In addition to her C-Suite experience, Ms. Brink has held public board seats as an independent Board Director and member of the Nominating and Governance Committees for Arctic Cat and as an independent Board Director of Vista Equity’s DealerSocket. Ms. Brink earned her Masters in Business Administration and Bachelor of Science from Wayne State University and is a graduate of the Kellogg Executive Development Program at Northwestern University.

Kevin Pavlov, CEO of ElectraMeccanica, commented, “We are excited to have Kim join our Executive Team in the newly created role of Chief Revenue Officer.   As we rapidly scale the production of our vehicles resulting in accelerated commercial deliveries of our iconic SOLO EV nationwide, the addition of a Chief Revenue Officer is part of our natural growth trajectory. Kim is an industry leader with experience in aggressive sales growth in niche markets, joining us during a pivotal time to make a recognizable contribution as we drive brand awareness. I look forward to continued execution alongside Kim in the months ahead as we deliver sustainable, long-term value for our shareholders.”

Ms. Brink added, “I am thrilled to join ElectraMeccanica as the Company revolutionizes the urban driving experience. I look forward to leveraging my expertise in the automotive industry to contribute to the Company’s vision and success as it becomes a household name.”

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forwardlooking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/e65c597e-bdac-492e-a45f-230cff205b95